06003829

BB 2/25

AB 2/27

RECEIVED FEB 21 2006 213 SECTION PROCESSING

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street, Suite 300
(No. and Street)

Norwalk, CT 06854
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan 203-354-1529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich, LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor Norwalk, CT 06851-3832
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/06

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

Notary Public 2/18/06

JOANN M. DOMBEK
NOTARY PUBLIC
My Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Independent Auditor's Report

To the Member
Prospero Capital, LLC
Norwalk, Connecticut

We have audited the accompanying statement of financial condition of Prospero Capital, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of income (loss) and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Hofflich LLP

February 13, 2006

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

PROSPERO CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

As of December 31,

	2005	2004
Assets		
Cash	$ 8,404	$ 8,354
Accounts receivable	937,500	0
Prepaid expenses	525	380
Organization costs, at cost, less accumulated amortization of $6,445	0	651
Total assets	$ 946,429	$ 9,385
Liabilities and member's equity		
Liabilities		
Accrued expenses	$ 308,434	$ 1,225
Member's equity		
Capital	637,995	8,160
Total liabilities and member's equity	$ 946,429	$ 9,385

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBER'S EQUITY

For the years ended December 31,

	2005	2004
Revenues		
Fees	$ 2,500,000	$ 0
Interest income	50	43
	2,500,050	43
Expenses		
Commissions and fees paid	1,858,435	0
Amortization	651	1,286
Dues	598	840
Insurance	454	304
Professional fees	1,750	1,225
Payroll expense	10,000	0
Payroll tax expense	1,091	0
	1,872,979	3,655
Net income/(loss)	627,071	(3,612)
Member's equity, January 1,	8,160	9,432
Capital contributed during the year	2,764	2,340
Member's equity, December 31,	$ 637,995	$ 8,160

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2005	2004
Cash flows from operating activities		
Net income/ (loss)	$ 627,071	$ (3,612)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	651	1,286
Change in assets and liabilities:		
(Increase) in accounts receivable	(937,500)	0
Decrease (increase) in prepaid expenses	(145)	4
Increase in accrued expenses	307,209	25
Net cash used in operating activities	(2,714)	(2,297)
Cash flows from financing activities		
Proceeds from capital contributions	2,764	2,340
Net cash provided by financing activities	2,764	2,340
Net increase in cash and cash equivalents	50	43
Cash and cash equivalents at beginning of year	8,354	8,311
Cash and cash equivalents at end of year	$ 8,404	$ 8,354

See accompanying notes to financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (a single member Limited Liability Company) was organized in the State of Connecticut on January 11, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of six months or less when purchased to be cash equivalents.

Accounts receivable

Management believes accounts receivable at December 31, 2005 are fully collectible and accordingly, an allowance for doubtful accounts has not been provided.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Amortization

Intangible assets, which consist of organization costs of $6,445, are being amortized on the straight-line method over five years. Amortization expense for the years ended December 31, 2005 and 2004 was $1,286, respectively.

Income taxes

The Company is a single member Limited Liability Company. Therefore, no provisions for federal or Connecticut state income taxes are made by the Company. The single member of a Limited Liability Company is individually taxed on the Company's earnings.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain of the Company's expenses have been paid directly by its member. The transactions have been recorded as capital contributions. For the years ended December 31, 2005 and 2004, capital contributions were $2,764 and $2,340, respectively.

The Company paid fees of approximately $1,047,000 to an entity controlled by the Company's member. Fees may be paid in 2006, although there is no contractual obligation to do so.

During the year ended December 31, 2005, the Company was assigned all the responsibilities and revenue from an agreement between a fund and a related party in which the member has an interest. The total fee was $2,500,000. Of this amount, $1,562,500 had been received by December 31, 2005. The balance is payable in 3 equal installments of $312,500. The final payment being due on July 28, 2006.

SUPPLEMENTARY INFORMATION

PROSPERO CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

Net capital				
Total member's equity			$	637,995
Deduct member's equity not allowable for net capital				0
Total member's equity qualified for net capital				637,995
Add:				
Subordinated borrowings allowable in computation of net capital				0
Other deductions or allowable credits				0
Total capital and allowable subordinated borrowings				637,995
Deduction and/or charges:				
Nonallowable assets: Organization costs				(651)
Prepaid expenses				(525)
Net capital			$	636,819
Aggregated indebtedness				
Items included in statement of financial condition:				
Accrued expenses			$	308,434
Items not included in statement of financial condition:				0
Total aggregated indebtedness			$	308,434
Computation of basic net capital requirement				
Minimum net capital required - 6-23% of aggregated indebtedness	$	20,563		
Minimum net capital required: Company		5,000		
Greater of the above				20,563
Excess net capital			$	616,256

See independent auditor's report.

Independent Auditor's report on
Internal Accounting Control Required by SEC Rule 17a-5

Managing Member
Prospero Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Prospero Capital, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Schwartz & Hofflich LLP

Schwartz & Hofflich LLP
February 13, 2006